Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	June 14, 2012
For Immediate Release	NR#12-07

MAG Silver Reports Juanicipio
Updated PEA Study Prepared by AMC

Defines robust project with Base Case IRR of 54% pre-tax and 43% after-tax

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE MKT:MVG) (“MAG”) is pleased to announce the results of an updated National Instrument 43-101 (“NI 43-101”) compliant Preliminary Economic Assessment for the Juanicipio Project in Zacatecas State, Mexico.  The Updated Preliminary Economic Assessment was commissioned by Minera Juanicipio S.A. de C.V., a Mexican joint venture company (the “Joint Venture”), owned 44% by MAG and 56% by Fresnillo plc (“Fresnillo”) and was carried out by AMC Mining Consultants (Canada) Ltd. (the “AMC Study”).

The AMC Study defines the Juanicipio Project as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.

With the completion of the AMC Study, MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.

AMC STUDY BASE CASE HIGHLIGHTS1
  Pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.762 Billion and an Internal Rate of Return (“IRR”) of 54%;
  After-tax NPV at a 5% discount rate of $1.233 billion and IRR of 43%;
  Payback of 3 years after plant start-up;
  Initial capital cost (“CAPEX”) of $302 million over a 3.5 year (42 months) pre-development period;
  Sustaining Capital of $267 million over life of mine;
  A 14.8 year mine life from mining and processing 13.3  million tonnes, averaging 416 grams per tonne (“g/t”) silver, 1.3 g/t gold, 1.4% lead and 2.7%  zinc;
  Life-of-Mine (“LOM”) payable production of 153 million ounces silver, 430,000 ounces gold, 361 million pounds lead and 584 million pounds zinc from the production of lead, zinc and pyrite concentrates;
  Annual payable silver production averages 10.3 million ounces at a total cash cost of (negative) ($0.03) per ounce silver, net of by-product credits (MAG’s 44% annual share of payable silver ounces is 4.5 million ounces);
  For the first full six  years of commercial production, payable silver production averages 15.1 million ounces per year at a cash cost of $0.27 per ounce silver, net of by-product credits (MAG’s 44% annual share is 6.6 million ounces) and;
  The AMC Study does not take into account any potential mining, processing or infrastructure synergies from any association with the adjoining property owned by Fresnillo.

1 The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.

1 of 8

“MAG is pleased, that as expected, the high quality and robust economics of the Juanicipio project is confirmed by the updated preliminary economic assessment carried out by AMC”, said Dan MacInnis, President and CEO of MAG Silver.  “As a high grade/low CAPEX project, the returns are both outstanding and also relatively insensitive to changes in operating and capital costs.  Under base case three year trailing metal price assumptions, the 54% pre-tax IRR is exceptional.  Supporting this IRR are life-of-mine revenues of approximately $5 billion, which after deducting total capital and operating costs of approximately $2 billion, results in a pre-tax cash margin of approximately $3 billion, or 60%.  At current metal prices, the IRR and cash margin are much higher still.  Clearly, in this world of heightened capital and operating cost inflation, the extraordinary IRR and cash margin significantly de-risks the economic robustness of Juanicipio, compared to most other advanced projects.”

Mr. MacInnis continued; “During the UPEA process, MAG also engaged Snowden Mining Industry Consultants on its behalf, to provide MAG with the analysis and backup necessary to assess and test the engineering work being conducted on behalf of the joint venture.  Although at times there were differences of professional opinion between Snowden and AMC, they were collectively not material in the context of the overall value assessment of the project presented by AMC.”

While the results of the AMC Study are promising, the AMC Study constitutes an updated preliminary economic assessment which by definition is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the updated preliminary economic assessment in the AMC Study will be realized.  It is also important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.  The exchange rate for the Mexican Peso was fixed at 12.86 pesos to one US dollar. Unless otherwise indicated, all figures in the AMC Study and in this press release are in US dollars.

The AMC Study presents a range of metal pricing and discount rate scenarios on both a pre-tax and after-tax basis.  Table 1 below shows the sensitivity of the Juanicipio Project NPV to different discount rates.

Table 1: Sensitivity of NPV to Discount Rate:
	NPV (0%)	NPV (5%) Base Case	NPV (8%)	IRR Base Case
Pre-Tax NPV ($M)	3,013	1,762	1,304	54%
After-Tax NPV ($M)	2,162	1,233	897	43%

Table 2 below illustrates the effect of silver and gold prices on key economic measures.  Note that the gold price varies with the silver price at a constant ratio of approximately 53.7:1.

2 of 8

Table 2: Silver Price Sensitivity Analysis:
Discount Rate (5%)		Base Case

Au ($/oz)	1,075	1,257	1,342	1,476	1,612	1,746	1,881
Ag ($/oz)	20.00	23.39	25.00	27.50	30.00	32.50	35.00

Pre-Tax NPV ($M)	$1,407	$1,762	$1,930	$2,192	$2,455	$2,717	$2,979
After-Tax NPV (M)	$976	$1,233	$1,355	$1,544	$1,734	$1,923	$2,113
Pre-Tax IRR	47%	54%	57%	61%	65%	69%	73%
After-Tax IRR	37%	43%	46%	50%	53%	57%	60%
Cash cost $/oz. Ag (net of credits)	0.36	(0.03)	(0.21)	(0.49)	(0.79)	(1.07)	(1.36)
Cash cost $/AgEq oz.	6.33	6.61	6.73	6.89	7.05	7.20	7.33
Payback (Years) From Plant Start up	4	3	3	3	3	2	2
Note:  Cash costs include smelter, refining and transportation.

As indicated, project economics are robust across all modeled silver and gold price scenarios, and improve materially as the silver price exceeds the Base Case pricing.  For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis.  MAG’s 44% interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

Resource Summary
The AMC Study is based on the resource estimate and model developed by Strathcona Mineral Services (“Strathcona”), on behalf of the Joint Venture, in a NI 43-101 compliant technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico, dated November 2011 which is filed on SEDAR. The resource estimate from the technical report is shown below.  All three of the identified veins on the Juanicipio Property are included in the mine design and financial model included in the AMC Study.

Table 3: Estimate of Mineral Resources for the Juanicipio Project as of June 2011 (as per Strathcona):
Vein / Classification	Tonnes (millions)	Silver (g/t)	Silver (million Ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas / Indicated	5.7	702	128	1.9	2.2	4.2
Valdecañas / Inferred	2.0	459	30	2.0	1.6	3.1
Foot Wall (Desprendido) / Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio / Inferred	0.5	638	10	0.8	0.9	1.7

Total Indicated	5.7	702	128	1.9	2.2	4.2
Total Inferred	4.3	513	71	1.4	1.6	3.0
Footnotes:
1.	CIM Definition Standards have been followed for classification of mineral resources.
2.	Mineral resources are reported at a cut-off grade of 100 grams per tonne of silver.
3.	The mineral resource estimate uses drill hole data available as of May 30, 2011.
4.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	Totals may not add correctly due to rounding.

3 of 8

Table 4 below sets out the tonnage and grade of material mined and processed that formed the basis for AMC’s economic assessment.

Table 4: Tonnage of Material Mined and Processed as a Basis for the Economic Assessment
	Grade				Contained Metal
Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (k-oz.)	Ag (M-oz.)	Pb (M-lbs.)	Zn (M-lb.)
13.3	1.30	416	1.4	2.7	558	178	417	793

AMC derived the tonnages and grades shown in Table 4 from the mineral resource estimation and vein model prepared by Strathcona by applying a $65.00 Net Smelter Return (“NSR”) cut-off grade to the resource model and then allowing for dilution and mine and design losses. Metal prices used in the NSR calculation were US$1,210 per ounce gold, US$22.10 per ounce silver, US$0.94 per pound lead and US$0.90 per pound zinc and an exchange rate of 12.50 Mexican pesos to one US dollar. In developing the tonnage and grade estimates, AMC excluded all stope blocks that were in contact with the property boundaries and assumed a “zero” grade for the dilution material. Readers should note that approximately 49% of the tonnage and 36% of the silver content of the material that forms the basis of the economic assessment is derived from Inferred Mineral Resources.  Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Mine Design
The AMC Study has concluded through a series of trade-off studies that ramp access is the best and most cost effective option for the proposed development of the Juanicipio Project.  Primary access to the mine will be via a 14% decline to the top of the mining area from which three internal footwall ramps will provide access to the stopes along the nominal 1,500 metre long strike length.  All ore and most of the waste will be hauled to surface via the decline.

The pre-production development period is anticipated by AMC to be three and a half years based on an average decline advance rate of 115 metres per month, in keeping with what AMC considers to be achievable development rates.  This pre-production period would be followed by a 14.8 year mine life.

The mining method recommended for the project is long-hole retreat stoping.  Cemented paste fill from mill tailings will be used to fill most of the voids and, where possible, development waste will be used as backfill.

A three and a half year pre-production mine development period is required prior to mill start-up.  Production will average 880,000 tonnes per year over the first three and half years with mill feed from Valdecañas and Desprendido veins.  Once Juanicipio vein is brought on-line, production will average 950,000 tonnes per year over a five year period.  For the final full six years of mine life, production will average 865,000 tonnes per year.

Process Plant
The processing plant has been designed to treat a nominal 850,000 tonnes per year of ore.  Actual mill throughput will peak as high as 950,000 tonnes per year when Valdecañas, Desprendido and Juanicipio veins are all in production.

The plant will be fed with sulphide ores from the Valdecañas, Desprendido and Juanicipio veins.  The proposed process plant is based on metallurgical test work by Centro de Investigacion y Desarrollo Technologio and will consist of a comminution circuit followed by the sequential flotation of a silver-rich lead concentrate, a zinc concentrate, and a gold-rich pyrite concentrate.

4 of 8

As with other mines in the vicinity, test work indicates that minerals are easily floated and concentrated into lead and zinc concentrates, with most of the precious metals reporting to the lead concentrate.  Combined lead and zinc concentrate recoveries for silver, gold, lead and zinc will be 88%, 72%, 94% and 95% respectively.  Current test results indicate that the silver grade in the lead concentrate will average almost 11,000 g/t silver with minimal penalty elements.  In addition, AMC has incorporated a circuit for the flotation of the zinc concentrate tails to create a pyrite concentrate, with projected incremental silver and gold recoveries of 6% and 19% respectively resulting in overall silver and gold recoveries of 94% and 91% respectively.

Life-of-Mine Payable Metal Production
Table 5 below sets out the AMC Study estimates of LOM production by metal as recovered and as payable silver and silver equivalent ounces (Silver Eq.oz.).

Table 5: Payable / Production
Metals from Pb / Zn / Py Concentrates	Total Recovered Metal	Recovery as % of in-situ	Total Payable Metal Production	Payable as % of Recovered Metal
Silver M oz.	168	94	153	91
Gold k oz.	508	91	430	85
Lead M lbs.	392	94	361	92
Zinc M lbs.	754	95	584	77

Life Of Mine Production
	Global	Annual Average	Average Years 1-6	Peak Year 6
Payable Ounces (M)	153	10.3	15.1	19.3
Silver Eq. oz. Payable (M)1	213	14.4	19.3	23.8
Footnotes:
1	Silver Equivalent estimated using 3 year base case trailing average metal prices.

Payable production for each metal is based on processing recoveries less smelter deductions and losses during third party treatment of the lead, zinc and pyrite concentrates.  The mine is expected to average 10.3 million ounces of silver per year of payable production (MAG 44% equates to 4.5 million ounces) with the first six years of full production averaging 15.1 million ounces per year (MAG 44% equates to 6.6 million ounces).  Peak production is reached in year 6 at 19.3 million payable ounces.

Initial Capital Costs
The initial capital expenditure for the project as estimated by AMC is $302 million to be incurred prior to the commencement of commercial operations. Capital costs incurred after start-up are assigned to sustaining capital (see Table 7). Contingency was added at appropriate percentages to each component of the project resulting in $31 million or 11.6%, and Owner’s Costs and EPCM are estimated to be $77 million.  A breakdown of these costs can be seen in the table below:

Table 6: Initial Capital Cost Estimate
Area	$ millions
Mine	102
Mill	58
Infrastructure	34
Indirect (Including owners costs and EPCM)	77
Contingency	31
Total	302

5 of 8

Sustaining Capital Costs:
Sustaining capital of $267 million, to be funded from ongoing operations, will be required throughout the 14.8 year mine life.  This capital will primarily be for waste development (footwall) and replacement of equipment in the mine ($234 million), major repairs in the mill ($16 million) and major upgrades and replacement to surface infrastructure and equipment ($16 million).

Table 7: Sustaining Capital Cost Estimate
Area	$ millions
Mine	234
Mill	16
Infrastructure	16
Indirect (including owners costs and EPCM)	1
Total	267

On Site Operating Costs
The estimated on site operating cost for the base case study is $66.56 per tonne of mill feed. AMC estimated the OPEX based on industry first principals, proprietary information and experience.

Table 8:  On Site Operating Cost:
Area	Cost ($/tonne mill feed)
Mining	43.92
Processing	19.18
G & A	3.46
Total:	66.56

Off-Site Costs (Concentrate Transport, Treatment and Refining Charges)
Treatment terms and transport charges for the lead and zinc concentrates were provided to AMC by Neil S. Seldon & Associates, specialist consultants in concentrate marketing.  It is anticipated that the zinc concentrate will be sold primarily to smelters in Asia while the lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters.  For purposes of its analysis, AMC has assumed that both the lead and zinc concentrates will be treated in Asia and subject to a transport cost of $125/wmt.  However, AMC notes that in the event that the lead concentrate were treated in Mexico, this would result in a saving in the transport cost, although these savings would need to be shared between the company and the smelters.

Life-of-mine off-site costs for lead and zinc concentrates included in the UPEA are estimated to average $35.3 million annually or an average of $39.36/tonne of mill feed.  Off-site costs comprise freight charges (highway and ocean), port handling fees, and smelter treatment and refining charges.

AMC has assumed that the gold rich pyrite concentrate will be sold to a customer able to recover gold and silver using a conventional cyanide leach process and that the joint venture receives a net payment equal to 60% of the value of the contained gold and silver in lieu of treatment and transportation charges.

6 of 8

Overall Cash Operating Cost (On-Site and Off-Site Costs)
Life-of-mine combined on-site and off-site operating costs are $105.92 per tonne of mill feed, or $1,410 million.  The Life-of-mine Cash Cost (on-site and off-site) is US$6.61 per silver equivalent ounce and US$(0.03) per silver ounce, net of by-product credits.

Additional Considerations Related to the Preliminary Economic Assessment
As a Preliminary Economic Assessment, the AMC Study and its estimated costs are subject to a margin of error of plus or minus 25%.

Stand Alone Scenario
AMC was retained by the Joint Venture to undertake an updated preliminary economic assessment study of the Juanicipio property on a stand-alone basis. The AMC Study does not take into account any potential synergies from underground and mining developments on the adjoining property owned by Fresnillo.

Accordingly the reader is cautioned that the “stand-alone” plan is a hypothetical development scenario that may not materialize in its current form.

Further Information:
An investor conference call with MAG’s President and CEO, Dan MacInnis, will be held Thursday, June 14, 2012 at 1:00 pm Eastern time (10:00 am Pacific time).  To participate, please dial BC local: (778) 371-9827; TO local: (647) 427-7450 or toll-free (888) 231-8191 and request access to the “MAG Silver Conference Call”.  A replay of the conference call will also be available by calling 416-849-0833 or 1-855-859-2056, conference ID: 87907409.

Qualified Person:
The mineral resources disclosed in this press release for the Juanicipio Project are derived from the NI 43-101 compliant technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”, dated November 2011 which is filed on SEDAR. Mr. Michael Petrina, P.Eng, a “Qualified Person” for the purpose of National Instrument 43-101 and MAG’s Vice President, Operations, has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

The estimate of the tonnage and grade of material to be mined and processed that form the basis for the economic assessment, and the financial analysis, disclosed in this press release for the Juanicipio Project has been prepared by Michael Thomas, MAusIMM(CP), an employee of AMC Mining Consultants (Canada) Ltd and independent of MAG.  By virtue of his education and relevant experience Mike Thomas is a "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Thomas, MAusIMM(CP), has read and approved the contents of this press release as it pertains to the financial analysis.  A National Instrument 43-101 technical report documenting the economic assessment will be filed on SEDAR within 45 days.

Information Concerning Estimates of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources
This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be

7 of 8

assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating the Valdecañas, Desprendido and Juanicipio Vein deposits on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

8 of 8